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As confidentially submitted to the Securities and Exchange Commission on November 10, 2015 as Amendment No. 1 to the Confidential Submission File No. 377-01182. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bavarian Nordic A/S
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

The Kingdom of Denmark (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	NOT APPLICABLE (I.R.S. Employer Identification Number)

Hejreskovvej 10A
DK-3490 Kvistgaard
Denmark
+45 33 26 83 83
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Seth Lewis
Bavarian Nordic Inc.
595 Penobscot Drive
Redwood City, CA 94063
(650) 681-4660
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Divakar Gupta Joshua A. Kaufman John Wilkinson Cooley LLP The Grace Building 1114 Avenue of the Americas New York, NY 10036 Telephone: (212) 479-6000 Facsimile: (212) 479-6275	Jonathan L. Kravetz Brian P. Keane John T. Rudy Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Telephone: (617) 542-6000 Facsimile: (617) 542-2241

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing of a share of Bavarian Nordic A/S

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the American Depositary Shares that the underwriters have the option to purchase to cover over allotments, if any.
(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        Bavarian Nordic A/S has prepared this Amendment No. 1 to the draft registration statement (the "Registration Statement") on Form F-1 solely for the purpose of filing Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10 to the Registration Statement and updating the Exhibit Index of the Registration Statement accordingly. The Registration Statement does not modify any provision of the prospectus that forms a part of the Registration Statement and accordingly such prospectus has not been included herein.

 PART II

Information Not Required in Prospectus

Item 6.    Indemnification of Directors and Officers.

        According to the Danish Companies Act, the general meeting is allowed to discharge our board members and members of our executive management from liability for any particular financial year based on a resolution relating to the financial statements. This discharge means that the general meeting will discharge such board members and members of our executive management from liability to our company. However, the general meeting cannot discharge any claims by individual shareholders or other third parties.

        Additionally, we intend to enter into agreements with our board members and members of our executive management, pursuant to which, subject to limited exceptions, we will agree to indemnify such board members and members of our executive management from civil liability, including (i) any damages or fines payable by them as a result of an act or failure to act in the exercise of their duties currently or previously performed by them; (ii) any reasonable costs of conducting a defense against a claim; and (iii) any reasonable costs of appearing in other legal proceedings in which such individuals are involved as current or former board members or members of our executive management.

        There is a risk that such agreements will be deemed void under Danish law, either because they are deemed contrary to the rules on discharge of liability in the Danish Companies Act, as set forth above, because the agreements are deemed contrary to sections 19 and 23 of the Danish Act on Damages, which contain mandatory provisions on recourse claims between an employee (including members of our executive management) and the company, or because the agreements are deemed contrary to the general provisions of the Danish Contracts Act.

        The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our directors and officers upon the terms and subject to the conditions specified therein.

Item 7.    Recent Sales of Unregistered Securities.

        The following list sets forth information as to all securities we have sold since January 1, 2013, which were not registered under the Securities Act.

  1.
  In October 2014, we issued an aggregate of 1,331,984 shares for aggregate gross proceeds of DKK 251.0 million.

  2.
  Between May 2014 and September 2015, we issued an aggregate of 408,029 shares for aggregate gross proceeds of DKK 32.2 million.

        The transactions described above were made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Rule 701 promulgated under the Securities Act, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701 or to U.S. persons pursuant to Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering.

Item 8.    Exhibits and Financial Statement Schedules.

        (a) Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

        (b) Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Kvistgaard, Denmark, on                  , 2015.

BAVARIAN NORDIC A/S
By:	Paul Chaplin President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gerard van Odijk, Paul Chaplin and Ole Larsen, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Paul Chaplin	President and Chief Executive Officer (Principal Executive Officer)	, 2015
Ole Larsen	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2015
Gerard van Odijk	Chairman of the Board of Directors	, 2015

Signature			Title	Date

Anders Gersel Pedersen			Deputy Chairman of the Board of Directors	, 2015
Claus Braestrup			Board Member	, 2015
Erik Gregers Hansen			Board Member	, 2015
Peter Kürstein			Board Member	, 2015

Seth Lewis

Authorized Representative in the United States

By:
	Name:	Seth Lewis
	Title:	Vice President, Investor Relations US

 EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement.
3.1	*	Articles of Association.
3.2	*	Form of Stock Certificate.
4.1	*	Reference is made to exhibits 3.1 through 3.2.
4.2		Deposit Agreement (incorporated by reference to Exhibit (a) to the Registrant's Form F-6 (No. 333-188749) filed with the Securities and Exchange Commission on May 22, 2013).
4.3	*	Form of Amended and Restated Deposit Agreement.
4.4	*	Form of American Depositary Receipt (included in Exhibit 4.3).
5.1	*	Opinion of Kromann Reumert.
8.1	*	Opinion of Kromann Reumert as to certain tax matters.
10.1	†
Contract by and between the Company and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services, dated June 4, 2007, as amended through November 10, 2015.
10.2	†
Contract by and between the Company and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services, dated November 16, 2009, as amended through November 10, 2015.
10.3	†
Cooperative Research and Development Agreement for Extramural-PHS Clinical Research by and between Bavarian Nordic Inc. (formerly known as BN ImmunoTherapeutics, Inc.) and the U.S. Department of Health and Human Services, as represented by the National Cancer Institute an Institute, Center, or Division of the National Institutes of Health, effective August 12, 2008, as amended through November 10, 2015.
10.4	†	License Agreement by and between Bavarian Nordic Inc. and the Public Health Service, dated August 12, 2008, as amended through November 10, 2015.
10.5	†
Cooperative Research and Development Agreement for Extramural-PHS Clinical Research by and between Bavarian Nordic Inc. and the U.S. Department of Health and Human Services, as represented by the National Cancer Institute an Institute, Center, or Division of the National Institutes of Health, effective October 3, 2011.
10.6	†	License Agreement by and between Bavarian Nordic Inc. and the Public Health Service, dated October 3, 2011, as amended through November 10, 2015.
10.7	†	License Agreement by and between Bavarian Nordic Inc. and the National Institutes of Health, dated May 28, 2013, as amended through November 10, 2015.
10.8	†	Collaboration and License Agreement by and between the Company and Crucell Holland B.V., dated October 22, 2014, as amended through November 10, 2015.
10.9	†	Development and Supply Agreement by and between the Company and Crucell Holland B.V., dated October 22, 2014.
10.10	†	Option and License Agreement by and between the Company, Bavarian Nordic Inc. and Bristol-Myers Squibb Company, dated March 3, 2015.
10.11	*	Form of Indemnification Agreement for board members and executive management.
21.1	*	List of Subsidiaries.

Exhibit Number		Exhibit Description
23.1	*	Consent of Deloitte.
23.2	*	Consent of Kromann Reumert (included in Exhibits 5.1 and 8.1).
24.1		Power of Attorney (included on signature page).

*
To be provided by amendment.
†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

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PART II Information Not Required in Prospectus
  Item 6. Indemnification of Directors and Officers.
  Item 7. Recent Sales of Unregistered Securities.
  Item 8. Exhibits and Financial Statement Schedules.
  Item 9. Undertakings.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX